April 24, 2014

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	PMFG, Inc.

Form 10-K for Fiscal Year Ended June 29, 2013

Filed September 6, 2013

File No. 1-34156

Dear Mr. O’Brien:

Set forth below is the response of PMFG, Inc. (the “Company”) to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter received by e-mail on April 14, 2014 (the “Comment Letter”).

For ease of reference, the text of the Staff’s comment is set forth in bold-face type below, followed by the Company’s response.

Form 10-K for Fiscal Year Ended June 29, 2013

Risk Factors, page 15

Litigation against us could be costly…page 17

1.	We note your response to our prior comment 2. Please tell us whether there have been actual instances of non-performance as defined by your customer contracts regarding events of defaults and remedies under liquidating damage clauses that have had a material financial impact to your consolidated financial statements; if so, describe the particular facts and circumstances, including the period the instances(s) related to, and quantify the financial impact.

Response: Certain of the Company’s customer contracts include penalties for failure to meet agreed upon delivery dates or achieve established performance standards. Those provisions are generally referred to as liquidated damages. As there can be multiple contributing factors to our inability to meet agreed upon delivery dates or established performance standards, the financial penalties under liquidated damage clauses are subject to negotiation between the Company and the customer. Further, in certain cases a portion or all of the liquidated damages can be recovered from a subcontractor of the Company.

Mr. Terence O’Brien

Securities and Exchange Commission

April 24, 2014

Financial penalties under liquidated damage clauses are typically settled through the issuance of a credit against contractual billings. In rare circumstances, the Company has issued a check to the customer.

Financial penalties under liquidated damage clauses totaled $253,160, $183,401 and $628,999 in fiscal 2011, 2012, and 2013, respectively. These amounts represent less than 0.5% of consolidated revenue in each of the respective fiscal years and were determined by management to not be material to the Company’s consolidated financial results, financial position, or cash flows in the respective periods.

*    *    *    *    *    *     *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 353-5510, or James E. O’Bannon of Jones Day at (214) 969-3766.

Very truly yours,

/s/ Ronald L. McCrummen

Ronald L. McCrummen

Executive Vice President and Chief Financial Officer

cc:	Thomas D’Orazio, SEC

Peter J. Burlage, PMFG, Inc.

James E. O’Bannon, Jones Day

Charles T. Haag, Jones Day